Exhibit 4.2

DESCRIPTION OF SECURITIES

 REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2021, China Pharma Holdings, Inc. (the “Company,” “we,” “us,” and “our” or “China Pharma”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is our common stock, par value $0.001 per share (the “common stock”).

The following description of our common stock and provisions of our Articles of Incorporation and Bylaws are summaries, are not intended to be complete and are qualified in their entirety by reference such Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to our Annual Report.

Common Stock

We are authorized to issue up to 95,000,000 shares of common stock, par value $0.001 per share. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters.

Our common stock is currently traded on the NYSE American under the symbol “CPHI”.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

Voting Rights

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights.

Economic Rights

Except as otherwise expressly provided in our Articles of Incorporation or required by applicable law, all shares of common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

No Preemptive or Similar Rights

The holders of our shares of common stock are not entitled to preemptive rights, and are not subject to conversion, redemption, subscription or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Removal of Directors by Stockholders

Our Bylaws provide that subject to any limitations in our Articles of Incorporation or Nevada Revised Statutes, any directors or the entire Board of Directors may be removed, with or without cause, by a vote of two-thirds of the shares then entitled to vote at an election of directors.

Nevada Laws

Sections 78.378 to 78.3793 of the Nevada Revised Statutes (NRS) (Acquisition of Controlling Interest) provide generally that any person or entity that acquires at least one-fifth of all the voting power in the election of directors of a Nevada corporation, which has 200 or more stockholders of record and does business in the State of Nevada, may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part.

Section 78.3785 of the NRS provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

●	One-fifth or more but less than one-third;

●	One-third or more but less than a majority; or

●	A majority or more.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company (f/k/a Corporate Stock Transfer), 3200 E Cherry Creek South Dr Ste 430, Denver, CO 80209.

Common Stock underlying the Company’s Convertible Promissory Note

On November 17, 2021, the Company entered into a Securities Purchase Agreement (the “Agreement”) pursuant to which the Company issued an unsecured convertible promissory note (the “Note”) to an institutional accredited investor Streeterville Capital, LLC (“Investor”). The Note shall mature fifteen (15) months after the purchase price of the Note is delivered from the Investor to the Company (the “Purchase Price Date”). The Note has the original principal amount of $5,250,000 and Investor gave consideration of $5,000,000, reflecting original issue discount of $250,000. The transaction contemplated under the Agreement was closed on November 19, 2021.

Interest accrues on the outstanding balance of the Note at 5% per annum. Upon the occurrence of an Event of Default as defined in the Note, interest accrues at the lesser of 22% per annum or the maximum rate permitted by applicable law. In addition, upon any Event of Default, the Investor may accelerate the outstanding balance payable under the Note, which will increase automatically upon such acceleration by 15% or 5%, depending on the nature of the Event of Default.

Pursuant to the terms of the Agreement and the Note, the Company must obtain Investor’s consent for certain fundamental transactions such as consolidation, merger with or into another entity (excerpt for a reincorporation merger), disposition of substantial assets, change of control, reorganization or recapitalization. Any occurrence of a fundamental transaction without Investor’s prior written consent will be deemed an Event of Default.

Investor may redeem all or any part the outstanding balance of the Note, subject to $500,000 per calendar month, at any time after one hundred twenty-one (121) days from the Purchase Price Date upon three trading days’ notice, in cash or converting into shares of the common stock at a price equal to 85% multiplied by the lowest daily VWAP during the ten (10) trading days immediately preceding the applicable redemption conversion, subject to certain adjustments and ownership limitations specified in the Note. The Note provides for liquidated damages upon failure to comply with any of the terms or provisions of the Note. The Company may prepay the outstanding balance of the Note with the Investor’s consent.

Pursuant to the terms of the Agreement, the Company reserved 30,000,000 shares of common stock from its authorized and unissued Common Stock to provide for all issuances of common stock under the Note (the “Share Reserve”). The Company further agrees to add additional shares of Common Stock to the Share Reserve in increments of 1,000,000 shares under certain circumstances.